Mail Stop 3561

January 26, 2010

Antti William Uusiheimala
President
Vision Acquisition II, Inc.
20 West 55th Street 5th Floor
New York, NY 10019

> **Re:** **Vision Acquisition II, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **Filed December 29, 2009**
> **File No. 000-52732**

Dear Mr. Uusiheimala:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief
Office of Beverages, Apparel and
Health Care Services